                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              (AMENDMENT NO.     )*
                                            -----


                              READ-RITE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  755246-10-5
                                 --------------
                                 (CUSIP Number)



                                SEPTEMBER 1, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which schedule is filed:

         / /  Rule 13-d-1(b)
         /X/  Rule 13-d-1(c)
         / /  Rule 13-d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP No. 755246-10-5             SCHEDULE 13G                Page 2 of 6 Pages
          -----------

-------------------------------------------------------------------------------
 (1) Name of Reporting Person
     S.S. OR I.R.S. Identification No. of above person

     Tyco International Ltd.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  / /
     Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Bermuda
-------------------------------------------------------------------------------
 Number of                    (5) Sole Voting Power
 Shares                           0
 Beneficially                --------------------------------------------------
 Owned by                     (6) Shared Voting Power
 Each                             5,714,284
 Reporting                   --------------------------------------------------
 Person With:                 (7) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  5,714,284
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,714,284
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
     *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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CUSIP No. 755246-10-5             SCHEDULE 13G                Page 3 of 6 Pages
          -----------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. OR I.R.S. Identification Nos. of above persons (entities only).

     Tyco Sigma Limited
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*                 (a)  / /
                                                                       (b)  / /
     Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

     Bermuda
-------------------------------------------------------------------------------
 Number of                    (5) Sole Voting Power
 Shares                           0
 Beneficially                --------------------------------------------------
 Owned by                     (6) Shared Voting Power
 Each                             5,714,284
 Reporting                   --------------------------------------------------
 Person With:                 (7) Sole Dispositive Power
                                  0
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  5,714,284
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,714,284
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  / /
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

     8.2%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
     *  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       3
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ITEM 1. Name of Issuer
        --------------

(a) Read-Rite Corporation
    ---------------------------------------------------------------------

(b) 345 Los Coches Street, Milpitas, CA 95034
    ---------------------------------------------------------------------


ITEM 2.

(a)  Tyco International Ltd.            (a)  Tyco Sigma Limited
(b)  The Zurich Centre, Second Floor    (b)  The Zurich Centre, Second Floor
     90 Pitts Bay Road                       90 Pitts Bay Road
     Pembroke HM 08, Bermuda                 Pembroke HM 08, Bermuda
(c)  Bermuda                            (c)  Bermuda
(d)  See cover page                     (d)  See cover page
(e)  See cover page                     (e)  See cover page


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:

(a) / / Broker or dealer registered under Section 15 of the Exchange Act;

(b) / / Bank as defined in Section 3(a)(6) of the Exchange Act;

(c) / / Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d) / / Investment Company registered under Section 8 of the Investment Company Act;

(e) / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) / / Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP

(a)  See Row 9 on Page 2.

(b)  See Row 11 on Page 2.


                                       4
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(c)  Tyco International Ltd. has shared voting and dispositive power with respect to 5,714,248 shares of Common Stock. Tyco International Ltd. shares voting and dispositive power with Tyco Sigma Limited as to all such shares.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
        OR CONTROL PERSONS
Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP

Not applicable.

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                       5
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                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 11th day of October, 2000.

TYCO INTERNATIONAL LTD.


By: /s/ MARK H. SWARTZ
    ------------------------------------
    Name:  Mark H. Swartz
    Title: Executive Vice President and Chief Financial Officer



TYCO SIGMA LIMITED


By: /s/  GLEN MISKIEWICZ
    ------------------------------------
    Name:    Glen Miskiewicz
    Title:   Vice President and Director


                                       6